

Mail Stop 4720

January 25, 2010

By U.S. Mail and Facsimile to: (787) 759-3108

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717

> **Re:** **Doral Financial Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 15, 2010**
> **File No. 001-31579**

Dear Mr. Wahlman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1.   Please revise to include the financial and other information required by Item 13 of Schedule 14A.

2.   To the extent the company elects to incorporate by reference any of the information required by Item 13(a), please confirm that the company will comply

with the requirements of Item 13(b)(2) and Note D.3 to Schedule 14A, if applicable.

3.   Please file a preliminary form of proxy with your revised preliminary proxy statement. Refer to Rule 14a-6(a).

General Questions about the Special Meeting, page 1

What are the Board's recommendations?, page 2

4.   You state here that the company is submitting a proposal to adjourn or postpone the special meeting to permit further solicitation of proxies. You do not, however, discuss this third proposal in the notice or elsewhere in the proxy statement. Please revise accordingly.

Proposal 2, page 8

5.   We note the brief discussion of the Exchange Offer on page 8. Please revise this discussion to furnish all of the information required by Item 12 of Schedule 14A, including, among other things, a discussion of the material features of the proposed exchange.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: José A. Sosa-Lloréns
        Fiddler González & Rodríguez, PSC
        (By facsimile)